FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2013

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY-HELD CORPORATION

Corporate Taxpayers’ Registry (CNPJ/MF) nº 47.508.411/0001-56

SUMMARY OF THE MINUTES OF THE MEETING HELD BY THE FISCAL COUNCIL

ON APRIL 16th, 2013

1.             DATE, TIME AND PLACE: April 16th, 2013, at 9:00 a.m., at the headquarters of Companhia Brasileira de Distribuição (“Company”), located at Avenida Brigadeiro Luís Antônio, 3.142, in the city and state of São Paulo.

2.             COMPOSTION OF THE MEETING BOARD: Chairman: Mario Probst; Secretary: André Rizk.

3.             ATTENDANCE: Mario Probst and Raimundo Lourenço Maria Christians. Excused absence of Fernando Maida Dall’Acqua. Also present the representatives of the Company: Messrs. Paulo Katatani, Marcelo Acerbi de Almeida, Marcelo Simões Pato, Valdério Matias, Daniela Sabbag, Isabela Cadenassi, Gabrielle Castelo Branco and Bruno Salem Brasil, as well as Messrs. Edimar Facco and Eduardo Tenório, representatives of DeloitteToucheTohmatsu Auditores Independentes.

4.             AGENDA: (i) Analysis and discussion of the Form 20-F; and (ii) Analysis and discussion of the Quarterly Information Form, the Management Report and the Independent Auditor’s Review Report in relation to the first quarter of 2013.

5.         RESOLUTIONS: Having the meeting been duly convened, the Fiscal Council members discussed the items of the Agenda, as follows:

5.1.          The Fiscal Council members analyzed the Form 20-F of the Company, and any and all doubts of the members of the Fiscal Council were clarified by the officers of the Company and by the External Auditing. After the conclusion of the analysis and discussions, the members of the Fiscal Council issued the following opinion: OPINION OF THE FISCAL COUNCIL – The Fiscal Council, in compliance with the legal provisions and the Company’s by-laws, examined the Form 20-F of the Company, attached hereto. Based on such analysis, on the review of the External Auditing and considering the information and clarification provided, the opinion is that the documents properly reflect the information contained in such documents and are able to be submitted to the Board of Directors for analysis and approval.

5.2.          In compliance with the legal provisions and the Company’s by-laws, the members of the Fiscal Council examined the Quarterly Information Form, the Management Report and the Independent Auditor’s Review Report in relation to the first quarter of 2013. Based on such examination, considering the conclusion, with no restrictions whatsoever, of the Independent Auditor, Deloitte Touche Tohmatsu Auditores Independentes, and after the required clarifications and modifications, the members of the Fiscal Council, by unanimous vote, recommend the submission of the above mentioned documents, with no restrictions whatsoever, to the Company’s Board of Directors for analysis and approval.

APPROVAL AND EXECUTION OF THE MINUTES: With no further matter to be discussed, the meeting was recessed for the draft of these minutes which, after the meeting was duly reopened, were read, approved and duly signed.

1

São Paulo, April 16th, 2013

_________________________________ Mario Probst Chairman	_________________________________ André Rizk Secretary

_________________________________ Raimundo Lourenço Maria Christians Effective Member

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 29, 2013	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.